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                                                                   Exhibit 99.43


(POINTS INTERNATIONAL LTD LOG0)

      POINTS INTERNATIONAL AND DELTA AIR LINES EXPAND RELATIONSHIP WITH NEW
                            MILEAGE TRANSFER PROGRAM

TORONTO - November 17th, 2004 - POINTS INTERNATIONAL LTD. (TSX: PTS), owner and operator of Points.com, the world's leading reward program portal, is pleased to announce an agreement with Delta Air Lines' (NYSE: DAL) SkyMiles(R) program, one of the world's leading airline loyalty programs. Revolutionary Points.com Business Solutions technology now powers the online transfer of miles between SkyMiles program member accounts. Members can transfer miles at delta.com/transfermiles. Full terms and conditions are available at the website.

"We are very pleased to work with Delta Air Lines to enhance their SkyMiles program," said Rob MacLean, CEO of Points International Ltd. "Delta has participated in the Points.com program since December 2001, and they also utilize our technology to enable their members to purchase miles from Delta as gifts and for employee and customer incentives. This relationship continues to offer great benefits to SkyMiles program members while also adding new revenue streams for both Delta and Points International."

"Points International's powerful and effective solutions have enabled us to expand our offerings to SkyMiles program members," said Christine Pierce, Delta's director of Partnership Marketing. "Delta and SkyMiles program members benefit greatly from our relationship with Points International, and we will continue to explore additional opportunities to work together."

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's most important reward programs, including industry leaders Delta Air Lines (SkyMiles(R)), eBay (Anything Points), American Airlines (the AAdvantage(R) program), InterContinental Hotels (Priority Club(R) Rewards), and Starbucks.

ABOUT DELTA'S SKYMILES PROGRAM

Delta SkyMiles program members earn miles by flying Delta, Song, Delta Shuttle, Delta Connection, Delta AirElite and Delta's worldwide partners, including Northwest Airlines, Continental Airlines and the airline's other SkyTeam partners. The program offers additional mileage-building opportunities through SkyMiles

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partners such as the Delta SkyMiles Credit Card from American Express, EarthLink
Internet services, participating hotels, car rental companies, telecommunication services, restaurants, floral purchases and financial, mortgage and realty services. Miles may be redeemed for upgrades, Crown Room Club memberships and Award Travel to more than 400 worldwide destinations.

ABOUT DELTA AIR LINES

Delta Air Lines is proud to celebrate its 75th anniversary in 2004. Delta is the world's second-largest airline in terms of passengers carried and the leading U.S. carrier across the Atlantic, offering daily flights to 496 destinations in 88 countries on Delta, Song, Delta Shuttle, the Delta Connection carriers and its worldwide partners. Delta's marketing alliances allow customers to earn and redeem frequent flier miles on more than 14,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. For more information, please visit delta.com.

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Source: Points International Ltd (TSX Exchange: PTS)
THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For information or questions regarding Delta's SkyMiles program, please contact April Jordin, 404 287 8069 or Stephanie Fitzsimmons, 404 724 2509

For investor relations, partnerships and other inquiries:
Christopher Barnard, President, Points International, +1 416 596-6381, christopher.barnard@points.com